Rochdale Core Alternative Strategies Master Fund LLC
Rochdale Core Alternative Strategies Fund TEI LLC
Rochdale Core Alternative Strategies Fund LLC
570 Lexington Avenue
New York, NY 10022-6837

August 31, 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
ATTN:  Jim O’Connor, Esq.

Re:  Rochdale Core Alternative Strategies Master Fund LLC
        File No. :  811-21963 (“Master Fund”)
        Rochdale Core Alternative Strategies Fund TEI LLC
        File Nos. :  333-138072; 811-21964 (“TEI Fund”)
        Rochdale Core Alternative Strategies Fund LLC
        File Nos.:  333-138071; 811-21965 (“Fund”)

Dear Mr. O’Connor:

Master Fund, TEI Fund and Fund (together, the Companies), with respect to the Registration Statements on Form N-2, as amended, filed by the Companies with the Securities and Exchange Commission (“Commission”), acknowledge that:

•	The Companies are responsible for the accuracy and adequacy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;
•	The Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Rochdale Core Alternative Strategies Master Fund LLC
Rochdale Core Alternative Strategies Fund TEI LLC
Rochdale Core Alternative Strategies Fund LLC

By /s/ Kurt Hawkesworth
      Kurt Hawkesworth,
      Chief Compliance Officer of each of the Companies